FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market ("Ley del Mercado de Valores').

Considering the proposal of the Corporate Governance Committee and the prior report of the Appointment and Remuneration Committee, the Board of Directors of PRISA celebrated today has appointed by cooption ("cooptacion'), Mr. Jose Luis Leal Maldonado and Ms. Arianna Huffington as members of the Board, with the qualification of Independent Directors.

Likewise, the Board has proceeded to the reorganization of its Commissions, as follows:

Delegated Committee
Mr. Juan Luis Cebrian (President)
Mr. Fernando Abril-Martorell
Mr. Manuel Polanco
Mr. Martin Franklin
Mr. Alain Minc
Mr. Gregorio Maranon

Audit Committee

Mr. Juan Arena de la Mora (President)
Mr. Alain Minc
Ms. Agnes Noguera
Mr. Emmanuel Roman

Appointments and Remuneration Committee
Mr. Gregorio Maranon (President)
Mr. Martin Franklin
Mr. Borja Perez Arauna

Corporate Governance Committee
Mr. Ernesto Zedillo (President)
Mr. Jose Luis Leal
Ms. Arianna Huffington
Ms. Agnes Noguera

The Board also approved, with effect from November 1st , the reduction in 30% of the fixed remuneration of external and independent Directors and the reduction in 24% of the amount for attendance fees.

These reductions are in addition to cost containment measures and rationalization of resources implemented in Group companies and the Corporation in last two years.

Madrid, October 24th 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

October 24, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors